UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of SFL Corporation Ltd. (“SFL” or the “Company”) for the nine months ended September 30, 2024.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-264330) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2022 and the Company’s Registration Statement on Form F-3ASR (Registration No. 333-271504) filed with the SEC on April 28, 2023.

SFL CORPORATION LTD.

REPORT ON FORM 6-K FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

INDEX

Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2024 and September 30, 2023	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2024 and September 30, 2023	Page 5
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2024 and December 31, 2023	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2024 and September 30, 2023	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2024 and September 30, 2023	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 24
Cautionary Statement Regarding Forward-Looking Statements	Page 32
Signatures	Page 35

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine months ended September 30, 2024 and September 30, 2023

(in thousands of $, except per share amounts)

	Nine months ended
	September 30,
	2024	2023
Operating revenues
Time charter revenues	457,784	388,492
Voyage charter and pool revenues	13,020	31,311
Drilling contract revenues	181,775	102,007
Interest income – sales-type leases and leaseback assets	1,931	5,276
Profit sharing income	14,091	9,773
Other operating income	6,701	5,854
Total operating revenues	675,302	542,713
(Loss)/gain on sale of vessels	(17)	18,670
Operating expenses
Vessel and rig operating expenses	240,676	217,375
Depreciation	177,017	157,672
Vessel impairment charge	—	7,389
Administrative expenses	15,753	11,772
Total operating expenses	433,446	394,208
Operating income	241,839	167,175
Non-operating income/(expense)
Interest income – long-term loans to associated companies	3,426	3,413
Interest income – other	6,478	6,843
Interest expense	(134,626)	(124,730)
Loss on investments in equity securities	(352)	(518)
Interest and valuation gain on non-designated derivatives	1,019	758
Other financial items, net	(1,958)	(238)
Equity in earnings of associated companies	2,144	2,155
Income before taxes	117,970	54,858
Tax expense	(7,515)	(2,289)
Net income	110,455	52,569
Per share information:
Basic earnings per share	$0.86	$0.42
Diluted earnings per share	$0.86	$0.41

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the nine months ended September 30, 2024 and September 30, 2023
(in thousands of $)

	Nine months ended
	September 30,
	2024	2023
Net income	110,455	52,569

Fair value adjustments to hedging financial instruments	(2,577)	(5,328)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	(1,712)	4,607
Other comprehensive income/(loss)	60	(12)
Other comprehensive loss, net of tax	(4,229)	(733)

Comprehensive income	106,226	51,836

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as of September 30, 2024 and December 31, 2023

(in thousands of $, except share data)

	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	163,807	165,492
Investments in equity securities	4,579	5,104
Due from related parties	7,794	3,532
Investment in sales-type leases, current portion	37,136	20,640
Trade and other receivables	147,194	86,946
Other current assets	12,795	16,345
Total current assets	373,305	298,059
Vessels, rigs and equipment, net	3,223,546	2,654,733
Capital improvements, newbuildings and vessel purchase deposits	112,649	86,058
Vessels under finance lease, net	318,907	573,454
Investment in sales-type leases, long-term portion	—	35,099
Investments in associated companies	16,464	16,473
Loans and long-term receivables from associated companies	45,000	45,000
Other long-term assets	9,827	22,513
Total assets	4,099,698	3,731,389

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	395,281	432,918
Finance lease liability, current portion	222,662	419,341
Due to related parties	936	2,890
Other current liabilities	128,202	114,046
Total current liabilities	747,081	969,195
Long-term liabilities
Long-term debt	2,204,512	1,713,828
Other long-term liabilities	8,471	8,969
Total liabilities	2,960,064	2,691,992

Stockholders’ equity	1,139,634	1,039,397

Total liabilities and stockholders’ equity	4,099,698	3,731,389

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2024 and September 30, 2023

(in thousands of $)

	Nine months ended
	September 30,
	2024	2023

Net income	110,455	52,569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	177,017	157,672
Vessel impairment charge	—	7,389
Amortization of deferred charges	5,305	5,686
Amortization of charter related deferred asset and straight-lining of operating leases	(827)	(1,076)
Equity in earnings of associated companies	(2,144)	(2,155)
Loss/(gain) on sale of vessels	17	(18,670)
Adjustment of derivatives to fair value recognized in net income	2,703	3,266
Loss on investments in equity securities	352	518
Repayments from investment in sales-type assets and leaseback assets	6,637	11,120
Other, net	4,464	2,433
Net changes in operating assets and liabilities	(35,943)	43,417
Net cash provided by operating activities	268,036	262,169

Investing activities
Purchase of vessels, capital improvements, newbuildings and deposits	(517,876)	(200,797)
Proceeds from sale of vessels	11,983	156,200
Net amounts received from associated companies	2,073	2,183
Collateral deposits returned/(paid) on swap agreements and other assets	2,390	(1,250)
Net cash used in investing activities	(501,430)	(43,664)

Financing activities
Repayment of finance lease liabilities	(196,679)	(40,033)
Proceeds from debt	1,100,727	811,454
Repayment of debt	(505,014)	(720,286)
Repurchases and redemption of bonds	(130,710)	(205,848)
Payments of debt fees	(12,592)	(12,247)
Principal settlements of cross currency swaps, net	(16,534)	(20,412)
Cash received/(paid) for shares issued or repurchased	96,250	(10,174)
Cash dividends paid	(103,739)	(91,293)
Net cash provided by/(used in) financing activities	231,709	(288,839)

Net change in cash and cash equivalents	(1,685)	(70,334)
Cash and cash equivalents at start of the period	165,492	188,362
Cash and cash equivalents at end of the period	163,807	118,028

The accompanying notes are an integral part of these consolidated condensed financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the nine months ended September 30, 2024 and September 30, 2023

(in thousands of $, except number of shares)

	Nine months ended
	September 30,
	2024	2023
Number of shares outstanding
At beginning of period	137,467,078	138,562,173
Shares issued	8,242,146	—
Shares cancelled	(700)	—
Shares repurchased	—	(1,095,095)
At end of period	145,708,524	137,467,078
Share capital
At beginning of period	1,386	1,386
Shares issued	82	—
At end of period	1,468	1,386
Additional paid-in capital
At beginning of period	618,164	616,554
Amortization of stock-based compensation	1,248	1,213
Shares issued	96,420	—
At end of period	715,832	617,767
Treasury stock
At beginning of period	(10,174)	—
Treasury stock at cost	—	(10,174)
At end of period	(10,174)	(10,174)
Contributed surplus
At beginning of period	424,562	424,562
Dividends declared	(384)	—
At end of period	424,178	424,562
Accumulated other comprehensive income
At beginning of period	4,499	8,714
Fair value adjustments to hedging financial instruments	(2,577)	(5,328)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	(1,712)	4,607
Other comprehensive income/(loss)	60	(12)
At end of period	270	7,981
Accumulated profit
At beginning of period	960	40,015
Net income	110,455	52,569
Dividends declared	(103,355)	(91,293)
At end of period	8,060	1,291
Total stockholders’ equity	1,139,634	1,042,813

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements

1.INTERIM FINANCIAL INFORMATION

The unaudited condensed interim financial statements of SFL Corporation Ltd. (“SFL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed interim financial statements do not include all of the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2024. The results of operations for the interim period ended September 30, 2024 are not necessarily indicative of the results for the entire year ending December 31, 2024.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Company is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

Recently Issued Accounting Standards

The following is a brief discussion of a selection of recently released accounting pronouncements that are considered pertinent to the Company’s business and are not yet adopted.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). Among other things, these amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments are effective for the Company beginning after December 15, 2024. The Company does not expect the changes prescribed in ASU 2023-09 to have a material impact on its consolidated financial statements and related disclosures, however, the Company will re-evaluate the amendments based on the facts and circumstances at the time of implementation of the guidance.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for the Company for the year ending December 31, 2024, interim periods within 2025 and will be applied retrospectively to all prior periods presented. The Company is currently assessing the potential impact of ASU 2023-07 on the disclosures in its Annual Report on Form 20-F for the year ending December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management of the Company believes that the accounting estimates and assumptions that have been made are appropriate given the continuing market volatility surrounding the impacts of the Russian-Ukrainian conflict, the developments in the Middle East and significant global inflationary pressures. However, actual results could differ materially from those estimates.

2.GAIN OR LOSS ON SALE OF VESSELS

(in thousands of $)	Nine months ended		Nine months ended
	September 30, 2024		September 30, 2023
	Proceeds	Gain/(Loss)	Proceeds	Gain/(Loss)
Disposal of investments in sales-type leases and leaseback assets
MSC Margarita	5,991	(9)	—	—
MSC Vidhi	5,992	(8)	—	—
Landbridge Wisdom	—	—	51,989	2,194

Disposal of vessels and equipment
Glorycrown	—	—	43,740	10,056
Everbright	—	—	41,113	6,390
SFL Weser	—	—	9,473	(13)
SFL Elbe	—	—	9,885	43
Total	11,983	(17)	156,200	18,670

3.EARNINGS PER SHARE

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period and the consolidated net income of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. In the computation of the diluted EPS, the dilutive impact of the Company’s stock options is calculated using the “treasury stock” guidelines and the “if-converted” method is used for convertible securities.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Nine months ended
(in thousands of $)	September 30, 2024	September 30, 2023
Basic and diluted earnings per share:
Net income available to stockholders	110,455	52,569
Diluted earnings per share:
Net income available to stockholders	110,455	52,569
Interest and other expenses attributable to dilutive convertible notes	—	1,624
Net income assuming dilution	110,455	54,193

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Nine months ended
(in thousands)	September 30, 2024	September 30, 2023
Basic earnings per share:
Weighted average number of common shares outstanding*	127,863	126,433
Diluted earnings per share:
Weighted average number of common shares outstanding*	127,863	126,433
Effect of dilutive share options	630	267
Effect of dilutive convertible notes	—	4,708
Weighted average number of common shares outstanding assuming dilution	128,493	131,408

	Nine months ended
	September 30, 2024	September 30, 2023
Basic earnings per share:	$0.86	$0.42
Diluted earnings per share:	$0.86	$0.41

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company’s issuance of 5.75% senior unsecured convertible notes in October 2016 and 3,765,842 shares issued as a part of a share lending arrangement relating to the Company’s issuance of 4.875% senior unsecured convertible notes in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 shares and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty’s custody. The remaining 700 shares were held with the Company’s transfer agent before being cancelled in the nine months ended September 30, 2024.

The weighted average number of common shares outstanding also excludes 1,095,095 shares repurchased by the Company under its Share Repurchase Program and held as treasury stock as of September 30, 2024.

As of September 30, 2023, the principal amounts of the repurchased bonds, from the 4.875% senior unsecured convertible bonds due 2023 were anti-dilutive, assuming if converted, at the start of the period.

4.OTHER FINANCIAL ITEMS

Other financial items, net comprise of the following items:

	Nine months ended
(in thousands of $)	September 30, 2024	September 30, 2023
Change in allowance for expected credit losses	(524)	728
Dividend income	494	1,090
Loss on repurchase of bonds	(1,294)	(540)
Other items	(634)	(1,516)
Total other financial items, net	(1,958)	(238)

The Company recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date, based on historical experience, current conditions and reasonable supportable forecasts.

Other items in the nine months ended September 30, 2024 include a net gain of $0.3 million arising from foreign currency translations (nine months ended September 30, 2023: loss of $1.1 million). Other items also include bank charges and fees relating to loan facilities.

5.INVESTMENTS IN EQUITY SECURITIES

As of September 30, 2024 and September 30, 2023, the equity securities comprise of approximately 1.3 million shares in NorAm Drilling Company AS (“NorAm Drilling”) which are traded on the Euronext Growth multilateral trading facility in Oslo. The Company recognized a mark to market loss of $0.4 million in the Statement of Operations in the nine months ended September 30, 2024 (September 30, 2023: loss of $0.5 million), together with a foreign exchange loss of $0.2 million (September 30, 2023: loss of $0.5 million), in Other Financial Items in the Statement of Operations.

6.VESSELS, RIGS AND EQUIPMENT, NET

(in thousands of $)	September 30, 2024	December 31, 2023
Cost	4,169,983	3,454,193
Accumulated depreciation	(946,437)	(799,460)
Vessels and equipment, net	3,223,546	2,654,733

During the nine months ended September 30, 2024, the Company took delivery of two dual-fuel 7,000 car equivalent unit (“CEU”) newbuild car carriers, Odin Highway and Thor Highway, and incurred a total cost of $170.2 million.

Also during the nine months ended September 30, 2024, the Company took delivery of two newbuild LR2 product tankers, SFL Tucana and SFL Taurus, for a total cost of $156.5 million. Additionally, two chemical tankers, SFL Aruba and SFL Bonaire, were delivered during the nine months ended September 30, 2024, for a total cost of $113.6 million.

During the nine months ended, September 30, 2024, the Company exercised the purchase options to buy back the vessels Cap San Lazaro, Cap San Vincent and Houston Express (previously Thalassa Mana). The vessels were previously recorded as "Vessels Under Finance Lease, net". A total cost of $224.5 million was reclassified to "Vessels, Rigs and Equipment, net".

7.CAPITAL IMPROVEMENTS, NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

(in thousands of $)	September 30, 2024	December 31, 2023
Capital improvements in progress	8,022	2,194
Newbuildings	96,927	83,864
Vessel purchase deposits	7,700	—
	112,649	86,058

Interest capitalized in the cost of newbuildings amounted to $1.2 million in the nine months ended September 30, 2024 (December 31, 2023: $5.5 million).

Capital improvements in progress comprises of advances paid and costs incurred in respect of upgrades on two rigs and four container vessels (December 31, 2023: Special Periodic Survey (“SPS”) and upgrades on two rigs and no vessels). These costs are recorded in Capital improvements in progress until such time as the equipment is installed on a vessel or rig, at which point it is transferred to "Vessels, Rigs and Equipment, net" or "Investment in Sales-Type Leases".

During the nine months ended September 30, 2024, the Company paid $96.7 million in installments and capitalized interest in respect of the shipbuilding contracts for the construction of five newbuilding dual-fuel 16,800 TEU container vessels. The vessels are expected to be delivered to the Company in 2028.

Additionally, vessel purchase deposits were paid on one newbuild LR2 product tanker in the nine months ended September 30, 2024 which was delivered in October 2024. (See Note 17: Subsequent Events).

8.VESSELS UNDER FINANCE LEASE, NET

Movements in the nine months ended September 30, 2024 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance as of December 31, 2023	777,939	(204,485)	573,454
Depreciation	—	(30,040)	(30,040)
Reclassifications to Vessels, Rigs and Equipment, net (Note 6)	(334,698)	110,191	(224,507)
Balance as of September 30, 2024	443,241	(124,334)	318,907

9.INVESTMENTS IN SALES-TYPE LEASES

As of September 30, 2024, the Company had seven (December 31, 2023: nine) container vessels accounted for as sales-type leases, all of which are on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), until the second quarter of 2025. The terms of the charters for the seven container vessels provide the charterer with a fixed price purchase obligation at the expiry of each of the charters. In the nine months ended September 30, 2024, the Company sold and delivered the two container vessels, MSC Margarita and MSC Vidhi, which were accounted for as 'sales-type leases', to MSC following execution of the applicable purchase obligation in the charter contracts. (See also Note 2: Gain or Loss on Sale of Vessels).

10.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	September 30, 2024	December 31, 2023
Short-term and long-term debt:
NOK700 million senior unsecured floating rate bonds due 2024	—	68,426
NOK600 million senior unsecured floating rate bonds due 2025	—	58,089
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
U.S. dollar denominated fixed rate debt due 2026	147,750	148,875
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	150,000
8.25% senior unsecured sustainability-linked bonds due 2028	145,200	—
NOK750 million senior unsecured floating rate bonds due 2029	71,038	—
U.S. dollar denominated floating rate debt	1,243,649	1,014,842
Lease debt financing	716,104	573,456
Total debt principal	2,623,741	2,163,688
Less: Unamortized debt issuance costs	(23,948)	(16,942)
Less: Current portion of long-term debt	(395,281)	(432,918)
Total long-term debt	2,204,512	1,713,828

Interest rate information:

	September 30, 2024	December 31, 2023
Weighted average interest rate on floating rate debt*	6.07%	6.49%
Weighted average interest rate on lease debt financing	5.50%	5.41%
Weighted average interest rate on fixed rate debt	8.40%	8.46%
Secured Overnight Financing Rate ("SOFR"), closing rate	4.96%	5.38%
Effective Federal Funds Rate ("EFFR"), closing rate	4.83%	5.33%
Norwegian Interbank Offered Rate ("NIBOR"), three-month, closing rate	4.73%	4.73%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate and cross currency swaps.

Fixed Rate Debt and NOK Bonds

NOK700 million senior unsecured bonds due 2024

On June 4, 2019, the Company issued a senior unsecured bond totaling NOK700 million in the Nordic high yield bond market. The bonds bore quarterly interest at NIBOR plus a margin and were redeemable in full on June 4, 2024. During the nine months ended September 30, 2024, the Company purchased and redeemed in full, the outstanding bond with principal amount of NOK695 million equivalent to $62.8 million, incurring a loss of $0.4 million on the transaction. The net amount outstanding as of December 31, 2023 was NOK695 million, equivalent to $68.4 million.

NOK600 million senior unsecured bonds due 2025

On January 21, 2020, the Company issued a senior unsecured bond totaling NOK600 million in the Nordic high yield bond market. The bonds bore quarterly interest at NIBOR plus a margin and were redeemable in full on January 21, 2025. During the nine months ended September 30, 2024, the Company purchased and redeemed in full, the outstanding bond with principal amount of NOK590 million equivalent to $56.1 million, incurring a loss of $0.4 million on the transaction. The net amount outstanding as of December 31, 2023 was NOK590 million, equivalent to $58.1 million.

8.25% senior unsecured sustainability-linked bonds due 2028

In April 2024, the Company issued a senior unsecured sustainability-linked bond (the “Sustainability-Linked Bond”) totaling $150.0 million in the Nordic high yield bond market. The bonds bear quarterly interest at a fixed rate of 8.25% per annum and are redeemable in full on April 19, 2028. The Company aims to reduce carbon emissions which is measured by improving its annual year on year Annual Efficiency Rating, based on fleet average, by a minimum of 2% by 2026. During the nine months ended September 30, 2024, the Company purchased Sustainability-Linked Bonds with principal amounts of $10.8 million, incurring a loss of $0.5 million on the transaction. During the nine months ended September 30, 2024, the Company resold Sustainability-Linked Bonds with principal amounts of $6.0 million which had previously been repurchased. The net amount outstanding as of September 30, 2024, was $145.2 million (December 31, 2023: $0.0 million).

NOK750 million senior unsecured floating rate bonds due 2029

In September 2024, the Company issued a senior unsecured floating rate bond totaling NOK750 million in the Nordic high yield bond market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 25, 2029. The net amount outstanding as of September 30, 2024, was NOK750 million, which was equivalent to $71.0 million (December 31, 2023: NOK0 million, equivalent to $0.0 million).

U.S. dollar floating rate debt

The following table presents information on U.S. dollar floating rate debt facilities outstanding as of September 30, 2024 and December 31, 2023. The facilities bear interest at SOFR plus a margin, except the $60.0 million loan facility, which bears interest at EFFR plus a margin.

U.S. dollar floating rate debt	Corporate guarantee	Draw-down date	No. of subsidiaries †	Approx. term	Balance outstanding as of ($'millions),
					September 30, 2024	December 31, 2023

45 million secured term loan and revolving credit facility*	Full	2014	7	11	28.8	32.5
20 million secured term loan facility*	Full	2014	2	10	—	12.0
76 million secured term loan facility*	Part	2017	2	7	—	43.5
175 million term loan facility*	Part	2020	4	5	—	108.7
50 million senior secured credit facility*	Full	2020	1	4	—	35.0
51 million term loan facility*	Part	2021	1	4	—	39.0
51 million term loan facility*	Part	2021	1	4	—	40.1
35 million term loan facility*	Part	2021	1	7	29.3	30.9
107.3 million term loan facility*	Part	2021	3	5	91.0	95.7
100 million term loan facility*	Part	2022	4	5	74.6	82.3
23 million term loan facility*	Full	2022	2	3	13.8	17.3
115 million term loan facility*	Part	2022	8	3	75.0	90.0
144.6 million term loan facility*	Full	2023	4	3	129.3	136.9
23.3 million term loan facility**	Full	2023	1	1	—	13.9
23.3 million term loan facility**	Full	2023	1	1	—	18.6
150 million senior secured term loan facility**	Full	2023	1	3	138.0	150.0
8.4 million senior unsecured term loan facility***	—	2023	—	3	8.4	8.4
60 million loan facility****	Part	2024	1	0	—	60.0
79.8 million term loan facility*	Part	2024	2	5	79.8	—
163.8 million term loan facility*	Part	2024	3	5	109.2	—
150 million term loan facility*	Part	2024	3	6	100.0	—
226 million term loan facility**	Full	2024	7	5	226.0	—
235 million term loan facility*	Full	2024	4	5	58.8	—
81.6 million term loan facility*	Full	2024	2	1	81.6	—
Total					1,243.6	1,014.8
† Number of wholly-owned subsidiaries which entered into the facility.
*These facilities are secured against the vessels owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain a minimum value covenant and covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
** These facilities are secured against the pre-delivery contracts, vessels or rigs owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
***This facility was drawn down by the Company and contains covenants that requires the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
****In December 2021, one of our wholly-owned subsidiaries entered into a general share lending agreement and as of September 30, 2024, 11.8 million of the Company’s shares were on loan and in the custody of the borrowing bank. This facility provides up to $60.0 million cash collateral to us, callable at any time, pertinent to the shares lent. The facility is repayable on demand, by either party to the agreement.

Lease Debt Financing

Wholly-owned subsidiaries of the Company have entered into sale and leaseback transactions for the vessels that they own, through Japanese operating lease with call option financing structures. The vessels have been sold and leased back, with options to repurchase the vessels. These transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The following table presents information on lease debt financing facilities outstanding as of September 30, 2024 and December 31, 2023.

Lease Debt Financing	Price of vessel sold and leased back ($' millions)	Lease start date	Approx. length of lease in years	First repurchase option	Balance outstanding as of ($'millions),
					September 30, 2024	December 31, 2023

$65 million lease debt financing	65.0	2021	6	2026	43.8	49.4
$65 million lease debt financing	65.0	2021	6	2026	44.1	49.5
$23.5 million lease debt financing	23.5	2022	3	2025	13.0	16.3
$25.3 million lease debt financing	25.3	2022	3	2025	14.6	18.0
$120 million lease debt financing	120.0	2022	8	2029	100.5	108.4
$120 million lease debt financing	120.0	2022	8	2029	102.0	109.7
$45 million lease debt financing	45.0	2023	5	2028	37.9	41.7
$38.5 million lease debt financing	38.5	2023	9	2028	35.4	37.3
$72.2 million lease debt financing	72.2	2023	12	2033	68.6	71.2
$72.2 million lease debt financing	72.2	2023	12	2033	69.4	72.0
$77.5 million lease debt financing	77.5	2024	12	2033	74.9	—
$77.5 million lease debt financing	77.5	2024	12	2033	75.6	—
$37 million lease debt financing	37.0	2024	8	2028	36.3	—
Total					716.1	573.5

11.FINANCIAL INSTRUMENTS

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	September 30, 2024	December 31, 2023
Designated derivative instruments - short-term assets:
Interest rate swaps	—	4,333
Non-designated derivative instruments - short-term assets:
Interest rate swaps	912	284
Total derivative instruments - short-term assets	912	4,617

Designated derivative instruments - long-term assets:
Interest rate swaps	—	2,357
Cross currency interest rate swaps	637	—
Non-designated derivative instruments - long-term assets:
Interest rate swaps	8,896	11,251
Total derivative instruments - long-term assets	9,533	13,608

(in thousands of $)	September 30, 2024	December 31, 2023
Designated derivative instruments - short-term liabilities:
Cross currency swaps	—	11,845
Non-designated derivative instruments - short-term liabilities:
Cross currency swaps	10,885	85
Commodity swaps	—	436
Total derivative instruments - short-term liabilities	10,885	12,366

Designated derivative instruments - long-term liabilities:
Cross currency swaps	—	8,965
Total derivative instruments - long-term liabilities	—	8,965

Movements in the Consolidated Statement of Operations are summarized as follows:

	Nine months ended
(in thousands of $)	September 30, 2024	September 30, 2023
Net gain/(loss) in fair value movements of non-designated derivatives	(2,703)	(3,266)
Net cash movement on non-designated derivatives and swap settlements	3,722	4,024
Total cash movement and valuation gain/(loss) on non-designated derivatives	1,019	758

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates.

As of September 30, 2024, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed and floating rates in exchange for NIBOR or SOFR. The total net notional principal amount subject to interest rate swap agreements as of September 30, 2024, was $0.3 billion (December 31, 2023: $0.4 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, some of which are designated as hedges against the NOK750 million senior unsecured floating rate bonds due 2029. The total net notional principal amount subject to cross currency swap agreements as of September 30, 2024, was NOK1.4 billion (December 31, 2023: NOK1.3 billion).

Apart from the NOK750 million senior unsecured floating rate bonds due 2029, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

During the nine months ended September 30, 2024, the NOK700 million senior unsecured bonds due 2024 were redeemed in full. In conjunction with this redemption, several of the related swaps were terminated whilst the remaining matured in June 2024. During the nine months ended September 30, 2024, the NOK600 million senior unsecured bonds due 2025 were redeemed in full. In conjunction with this redemption, the related swaps were de-designated.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024		December 31, 2023
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Equity securities	4,579	4,579	5,104	5,104
NOK700 million senior unsecured floating rate bonds due 2024	—	—	68,426	68,919
NOK600 million senior unsecured floating rate bonds due 2025	—	—	58,089	59,181
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	149,813	150,000	146,310
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	156,188	150,000	152,820
8.25% senior unsecured sustainability-linked bonds due 2028	145,200	151,008	—	—
NOK750 million senior unsecured floating rate bonds due 2029	71,038	71,242	—	—
Derivatives:
Interest rate/ currency/ commodity swap contracts - short-term receivables	912	912	4,617	4,617
Interest rate/ currency/ commodity swap contracts - long-term receivables	9,533	9,533	13,608	13,608
Interest rate/ currency/ commodity swap contracts - short-term payables	10,885	10,885	12,366	12,366
Interest rate/ currency/ commodity swap contracts - long-term payables	—	—	8,965	8,965

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, changes in the fair values of the swaps are recognized in other comprehensive income where the Company has designated the swaps as hedges. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The fair values of financial assets and liabilities as of September 30, 2024, were measured as follows:

		Fair value measurements using
(in thousands of $)	September 30, 2024	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Equity securities	4,579	4,579
Interest rate/ currency/ commodity swap contracts, short-term receivables	912		912
Interest rate/ currency/ commodity swap contracts, long-term receivables	9,533		9,533
Total assets	15,024	4,579	10,445	—
Liabilities:
7.25% senior unsecured sustainability-linked bonds due 2026	149,813	149,813
8.875% senior unsecured sustainability-linked bonds due 2027	156,188	156,188
8.25% senior unsecured sustainability-linked bonds due 2028	151,008	151,008
NOK750 million senior unsecured floating rate bonds due 2029	71,242	71,242
Interest rate/ currency/ commodity swap contracts, short-term payables	10,885		10,885
Total liabilities	539,136	528,251	10,885	—

As of September 30, 2024, investment in equity securities consist of NorAm Drilling shares trading on the Euronext Growth exchange in Oslo.

The estimated fair values of the 7.25% senior unsecured sustainability-linked bonds due 2026, the 8.875% senior unsecured sustainability-linked bonds due 2027, the 8.25% senior unsecured sustainability-linked bonds due 2028 and the floating rate NOK denominated bonds due 2029 are all based on their quoted market prices as of the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and NIBOR or SOFR interest rates as of September 30, 2024.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea Bank Finland Plc, Credit Agricole Corporate and Investment Bank, BNP Paribas Bank, UBS Group AG (previously Credit Suisse) and DNB Bank ASA. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments.

The Company does not require collateral or other securities to support financial instruments that are subject to credit risk, however certain of the Company’s counterparties require the Company to periodically post collateral when the fair value of the financial instruments exceeds or is below specified thresholds. As of September 30, 2024, the other receivables balance within current assets in the consolidated balance sheets included $4.4 million (December 31, 2023: $7.1 million within other long-term assets) in relation to cash collateral posted by the Company.

There could also be a concentration of revenue risk with Maersk A/S to whom the Company charters several vessels and earns a significant proportion of its revenues.

12.SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	September 30, 2024	December 31, 2023
300,000,000 common shares of $0.01 par value each (December 31, 2023: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	September 30, 2024	December 31, 2023
146,803,619 common shares of $0.01 par value each (December 31, 2023: 138,562,173 common shares of $0.01 par value each)	1,468	1,386

The Company’s common shares are listed on the New York Stock Exchange.

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company’s common shares (“Share Repurchase Program”). The authorization was reconfirmed during the nine months ended September 30, 2024 and is valid until June 2025. As of September 30, 2024 and December 31, 2023, 1,095,095 shares were repurchased by the Company under its Share Repurchase Program and held as treasury stock. The Company has approximately $90 million remaining under the authorized Share Repurchase Program as of September 30, 2024 and December 31, 2023. The specific timing and amounts of the repurchases will be in the sole discretion of the Company and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares.

The Company may, from time to time, offer and sell new common shares with aggregate sales proceeds of up to $100 million through an at-the-market program (the “ATM”). Additionally, the Company may issue up to 10,000,000 common shares to facilitate investments by both individual and institutional shareholders through its existing dividend reinvestment plan (“DRIP”). No new common shares were issued and sold under the DRIP and ATM arrangements during the nine months ended September 30, 2024 or in the year ended December 31, 2023.

During the nine months ended September 30, 2024, the Company issued a total of 242,146 new shares after 510,000 share options were exercised. (See also Note 13: Share Option Plan).

During the nine months ended September 30, 2024, the Company cancelled 700 shares, which were previously held by the Company’s transfer agent.

During the nine months ended September 30, 2024, the Company issued a total of 8,000,000 common shares at a public offering price of $12.50 per share in connection with an underwritten U.S. public offering.

Therefore, the outstanding share capital of the Company was 145,708,524 common shares as of September 30, 2024 (December 31, 2023: 137,467,078 common shares).

During the nine months ended September 30, 2024, the Company declared a dividend of $0.26 per share on February 14, 2024 to shareholders of record as of March 15, 2024, with an ex-dividend date of March 14, 2024. The Company declared a dividend of $0.27 per share on May 14, 2024 to shareholders of record as of May 28, 2024, with an ex-dividend date of May 24, 2024. The Company declared a dividend of $0.27 per share on August 14, 2024 to shareholders of record as of September 11, 2024, with an ex-dividend date of September 11, 2024.

13.SHARE OPTION PLAN

During the nine months ended September 30, 2024, 510,000 share options were exercised. The Company issued a total of 242,146 new shares in full satisfaction of the options exercised which had a total intrinsic value of $3.0 million on the day of exercise. The weighted average exercise price of the options exercised was $7.35 per share.

In February 2024, the Company awarded a total of 440,000 options to officers, employees and directors, pursuant to the Company’s share option plan. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2025 onwards. The initial strike price was $12.02 per share.

14.FINANCE LEASE LIABILITY

(in thousands of $)	September 30, 2024	December 31, 2023
Finance lease liability, current portion	222,662	419,341
Total finance lease liabilities	222,662	419,341

During the nine months ended September 30, 2024, the Company exercised purchase options and took redelivery of three vessels with associated finance lease liabilities. All of the remaining finance lease liabilities outstanding above will be due within one year of this report as each option is expected to be exercised on the sixth anniversary during 2024. During the nine months ended September 30, 2024, term loan facility agreements were signed to refinance the lease liabilities for all vessels.

15.RELATED PARTY TRANSACTIONS

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies.

(in thousands of $)	September 30, 2024	December 31, 2023
Amounts due from:
Frontline plc	5,385	2,907
Seatankers	481	411
Golden Ocean	1,657	—
Front Ocean	90	—
Paratus	2	—
Sloane Square Capital	—	201
NorAm Drilling	94	24
River Box*	92	11
Other related parties	2	2
Allowance for expected credit losses	(9)	(24)
Total amount due from related parties	7,794	3,532

Loans to related parties - associated companies, long-term
River Box*	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000

Amounts due to:
Frontline Shipping	882	2,813
Golden Ocean	19	57
Seatankers	30	—
Front Ocean	—	—
Other related parties	5	20
Total amount due to related parties	936	2,890

* River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 TEU and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company holds 49.9% ownership in River Box using the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen Holding Ltd ("Hemen"), the Company’s largest shareholder and a related party.

Related party leasing and service contracts

The Company’s most significant related party leasing and service contracts are with Golden Ocean Group Limited (“Golden Ocean”), a company related to Hemen, to whom the Company leases eight vessels. During the nine months ended September 30, 2024, the Company received operating lease income of $41.1 million (nine months ended September 30, 2023: $40.9 million) and paid vessels management fees of $15.3 million (nine months ended September 30, 2023: $15.3 million).

Other related party service contracts include payments to Front Ocean Management AS and Front Ocean Management Ltd., Seatankers Management Norway AS and Seatankers Management Co. Ltd., Frontline Management AS and Frontline (Management) Cyprus Limited and Paratus Management (UK) Ltd for office facilities, administration service fees, newbuilding supervision fees and vessel management fees.
Related parties – associated companies

The Company granted a $45.0 million non-amortizing loan to River Box which is a fixed interest rate loan and is repayable in full on November 16, 2033 or earlier if River Box sells its assets. During the nine months ended September 30, 2024, the Company received interest income of $3.4 million (nine months ended September 30, 2023: $3.4 million).

Other related party transactions

During the nine months ended September 30, 2024, the Company entered into agreements to acquire three LR2 product tankers under construction from entities related to Hemen, for an aggregate amount of $231.0 million. The vessels were delivered between June and October 2024 and commenced their long term charters to a third party. At September 30, 2024, the Company has paid approximately $161.7 million in relation to two vessel deliveries and deposit on the remaining vessel which was delivered in October 2024. (Also refer to Note 17: Subsequent Events).

During the nine months ended September 30, 2024, the Company received dividend income of $0.5 million from NorAm Drilling (nine months ended September 30, 2023: $1.1 million).

16.COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	September 30, 2024	December 31, 2023
Vessels, rigs and equipment, net	3,126	2,508
Investments in sales-type leases	37	56
Book value of consolidated assets pledged under ship mortgages	3,163	2,564

Assets with finance lease liabilities

(in millions of $)	September 30, 2024	December 31, 2023
Vessels under finance lease, net	319	573
Total book value	319	573

The Company has funded its acquisition of vessels, jack-up rig and harsh environment semi-submersible rig through a combination of equity, short term debt and long term debt. Providers of long term loan facilities usually require that the loans be secured by mortgages against the assets being acquired.

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with various mutual protection and indemnity associations in which the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members. The Company also has similar partially mutual insurance arrangements for its rigs.

Capital commitments

As of September 30, 2024, the Company had outstanding commitments of approximating $866.3 million related to shipbuilding contracts for the construction of five newbuilding dual-fuel 16,800 TEU container vessels. The vessels are expected to be delivered to the Company in 2028. (Also, refer to Note 7: Capital Improvements, Newbuildings and Vessel Purchase Deposits).

Also as of September 30, 2024, the Company had committed to pay $77.0 million in relation to the acquisition of one remaining LR2 product tanker from entities related to Hemen. The vessel was delivered in October 2024 and immediately commenced a long term charter to a third party. (See Note 17: Subsequent Events).

Other contingencies

On March 5, 2023, SFL Hercules Ltd., a subsidiary of the Company, served Seadrill Ltd. (“Seadrill”) with a claim filed in the Oslo District Court in Norway, relating to the redelivery of the drilling rig, Hercules, in December 2022. The Company has made the claim as it believes that the rig was not redelivered in the condition required under the contract with Seadrill and the Company is therefore seeking damages. The court hearing was held from mid-August to October 2024, with a verdict anticipated in early 2025.

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

17.SUBSEQUENT EVENTS

In October 2024, the Company took delivery of SFL Tigris, the last of three LR2 product tankers. Upon delivery, the vessel immediately commenced a long term charter to a third party.

In October 2024, the Company agreed to sell the 1,700 TEU container vessel, Green Ace, to an unrelated third party at a selling price of approximately $10.8 million, net of commission. The vessel is expected to be delivered to its new owners during the fourth quarter of 2024. The vessel is debt free and had a net book value of approximately $5.5 million as of September 30, 2024.

On November 6, 2024, the Board of Directors declared a dividend of $0.27 per share which is payable in cash on or around December 27, 2024 to shareholders of record on December 13, 2024.

SFL CORPORATION LTD
As used herein, “we,” “us,” “our” and “the Company” all refer to SFL Corporation Ltd. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the nine months ended September 30, 2024

General

We are SFL Corporation Ltd., a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries and branches located in Bermuda, Canada, Cyprus, Liberia, Namibia, Norway, Singapore, the United Kingdom and the Marshall Islands.

You should carefully consider the risks and other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as well as those described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”).

Recent and Other Developments

Acquisitions, Deliveries, Capital Investments and Disposals

Acquisitions, Deliveries and Capital Investments

As of March 2024, we had paid total installments and related costs of $170.2 million in relation to two dual-fuel 7,000 car equivalent unit (“CEU”) newbuilding car carriers under construction. The vessels were delivered between January and March 2024 and commenced a 10-year time charter to K Line.

In March 2024, we agreed to acquire three LR2 product tankers under construction from entities related to the Company’s largest shareholder, Hemen, for a purchase price of $231.0 million. The vessels were delivered between June 2024 and October 2024 and immediately commenced long term charters to a third party.

In April 2024, we agreed to acquire two LNG dual-fuel 33,000 dwt chemical tankers from an unrelated third party for a total purchase price of $113.6 million. One of the vessels was delivered in August 2024 and commenced trading in a pool with Stolt Tankers for a period of eight years. The second vessel was also delivered in August 2024 and commenced an eight-year charter with Stolt Tankers.

In July 2024, we entered into agreements to build five LNG dual-fuel 16,800 TEU container vessels at an aggregate construction cost of approximately $962.5 million. The vessels are expected to be delivered in 2028 and scheduled to commence a minimum 10-year time charter to a leading liner company. There will be an option to extend the charters for another two years, and purchase options at the end of year 10 and 12, including a profit share feature.

During the nine months ended September 30, 2024, we recorded $43.3 million for a Special Periodic Survey (“SPS”) and capital upgrades performed on the drilling rig, Linus.

In September and October 2024, we exercised the purchase options and took redelivery of three 14,000 TEU and three 10,600 TEU container vessels. The vessels were previously under the financing structure of a Japanese operating lease with call option and accounted for as 'vessels under finance lease'.

Disposals

In March 2024, we sold and delivered the two container vessels, MSC Margarita and MSC Vidhi, which were accounted for as 'sales-type leases', to MSC following execution of the applicable purchase obligation in the charter contracts. Net sales proceeds totaling $12.0 million were received from MSC and we recorded a minor loss in connection with the transaction.

In October 2024, we agreed to sell the 1,700 TEU container vessel, Green Ace, to an unrelated third party at a selling price of approximately $10.8 million, net of commission. The vessel is expected to be delivered to its new owners in the fourth quarter of 2024. The vessel is debt free and had a net book value of approximately $5.5 million as of September 30, 2024.

New Contracts, Extensions and Changes

In March 2024, Maersk declared a further 12 months extension option each for the 8,700 TEU container vessel, San Felipe, and the 9,500 TEU container vessel, Maersk Skarstind.

In April 2024, we agreed new time charter contracts with Maersk for the 10,600 TEU container vessels, Cap San Juan, Cap San Vincent and Cap San Lazaro, for a duration of five years. In connection with the charter extension, we have agreed to upgrade the cargo capacity of these vessels.

Also in April 2024, the 15,400 TEU container vessel Baltimore Express commenced a time charter contract with Hapag Lloyd AG (“Hapag Lloyd”) for a duration of five years.

In July 2024, the harsh environment semi-submersible rig Hercules commenced a drilling contract with Equinor Canada Ltd. (“Equinor”). The contract was completed in October 2024. The rig is currently mobilizing to Norway pending further employment.

Also in July 2024, we agreed new time charter contracts with Maersk for four 8,700 TEU container vessels for a duration of five years.

In August 2024, the 15,400 TEU container vessel Atlanta Express commenced a time charter contract with Hapag Lloyd for a duration of five years.

In October 2024, Maersk declared a further 12 months extension option for the 9,500 TEU container vessel, Maersk Sarat.

Corporate Debt and Lease Debt Financing

In January 2024, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $77.5 million for the financing of the 7,000 CEU newbuild car carrier, Odin Highway. The term is nearly 12 years, with options to purchase the vessel in approximately 10 years.

In March 2024, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $77.5 million for the financing of the 7,000 CEU newbuild car carrier, Thor Highway. The term is nearly 12 years, with options to purchase the vessel in approximately 10 years.

In April 2024, we issued $150.0 million in senior unsecured sustainability-linked bonds due 2028 in the Nordic high yield bond market. The bonds pay a coupon of 8.25% per annum, and net proceeds were used to refinance existing bonds and for general corporate purposes.

Also in April 2024, we exercised our call option on the NOK700 million senior unsecured floating rate bonds maturing in June 2024, thus extinguishing this debt in full.

In June 2024, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $37.0 million for the financing of the 2,500 TEU container vessel, Maersk Phuket. The term is nearly eight years, with options to purchase the vessel in approximately four and five years.

Between August 2024 and October 2024, we drew down $163.8 million for the financing of the newly acquired LR2 product tankers, SFL Tucana, SFL Taurus and SFL Tigris. The facility bears interest at the compounded daily SOFR plus a margin and has a term of approximately five years.

Also in August 2024, we drew down $79.8 million for the financing of the newly acquired chemical tankers, SFL Aruba and SFL Bonaire. The facility bears interest at the compounded daily SOFR plus a margin and has an initial term of approximately five years, with mechanisms to extend it to up to eight years.

In September 2024, we issued a senior unsecured floating rate bond totaling NOK750 million in the Nordic high yield bond market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 25, 2029. The net proceeds were used to purchase and redeem in full the NOK600 million senior unsecured floating rate bonds due in 2025 and for general corporate purposes. The net amount outstanding as of September 30, 2024, was NOK750 million, which was equivalent to approximately $71.0 million. We also entered into new currency and interest rate swap agreements in relation to this NOK bond.

During the nine months ended September 30, 2024, we concluded refinancing for two LR2 product tankers, 14 container vessels and two dry bulk vessels of approximately $706.4 million with $480.1 million drawn down as of September 30, 2024 and the remaining scheduled for drawdown during the fourth quarter. These facilities bear interest at the compounded daily SOFR plus a margin and have terms ranging from one year to six years.

Issuance of Shares, Share Options, Grants and Exercises

In February 2024, 440,000 options were awarded to officers, employees and directors pursuant to the Company's share option plan. The options vest over a three-year period and have a five-year term. The initial strike price was $12.02 per share and the first options will be exercisable beginning in February of 2025.

Between January 2024 and May 2024, 510,000 share options were exercised. The Company issued a total of 242,146 new shares in full satisfaction of the options exercised which had a total intrinsic value of $3.0 million on the day of exercise. The weighted average exercise price of the options exercised was $7.35 per share.

In July 2024, we issued 8,000,000 common shares at a public offering price of $12.50 per share, in an underwritten U.S. public offering.

Dividend

On February 14, 2024, the Board of Directors of the Company declared a dividend of $0.26 per share which was paid in cash on March 27, 2024 to shareholders of record on March 15, 2024.

On May 14, 2024, the Board of Directors of the Company declared a dividend of $0.27 per share which was paid in cash on June 26, 2024 to shareholders of record on May 28, 2024.

On August 14, 2024, the Board of Directors of the Company declared a dividend of $0.27 per share which was paid in cash on September 27, 2024 to shareholders of record on September 11, 2024.

On November 6, 2024, the Board of Directors of the Company declared a dividend of $0.27 per share which is payable in cash on or around December 27, 2024 to shareholders of record on December 13, 2024.

Operating Results

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2024	September 30, 2023
Total operating revenues	675,302	542,713
(Loss)/gain on sale of vessels	(17)	18,670
Total operating expenses	(433,446)	(394,208)
Operating income	241,839	167,175
Interest income	9,904	10,256
Interest expense	(134,626)	(124,730)
Other non-operating items, net	(1,291)	2
Equity in earnings of associated companies	2,144	2,155
Tax expense	(7,515)	(2,289)
Net income	110,455	52,569

Total operating revenues

Total operating revenues increased by 24.4% in the nine months ended September 30, 2024, compared with the same period in 2023.

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2024	September 30, 2023
Time charter revenues	457,784	388,492
Voyage charter and pool revenues	13,020	31,311
Drilling contract revenues	181,775	102,007
Interest income - sales-type leases and leaseback assets	1,931	5,276
Profit sharing income	14,091	9,773
Other operating income	6,701	5,854
Total operating revenues	675,302	542,713

Time charter revenues
During the nine months ended September 30, 2024, time charter revenues were earned by 23 container vessels, seven car carriers, 15 dry bulk carriers, seven Suezmax tankers, eight product tankers and one chemical tanker. The 18% increase in time charter revenues for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023, was mainly as a result of the delivery of four newbuilding car carriers between September 2023 and March 2024, one chemical tanker and two product tankers between June 2024 and August 2024 and higher rates earned on two of our existing car carriers.

Voyage charter and pool revenues
During the nine months ended September 30, 2024, voyage charter and pool revenues were earned by four dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis and one chemical tanker, SFL Aruba, which was delivered in August 2024 and commenced trading in a pool. During the nine months ended September 30, 2023, voyage charter and pool revenues were earned by two Suezmax tankers, Glorycrown and Everbright, which were trading in a pool together with two similar tankers owned by Frontline, two chemical tankers and five dry bulk carriers which were occasionally chartered on a voyage-by-voyage basis. Voyage charter and pool revenues decreased by 58% in the nine months ended September 30, 2024, compared to the same period in 2023, mainly due to the sale of the two Suezmax tankers and the two chemical tankers between March 2023 and June 2023 to unrelated parties. This decrease was slightly offset by pool revenue earned from the delivery of SFL Aruba from August 2024.

Drilling contract revenues
During the nine months ended September 30, 2024, we earned drilling contract revenues from our two drilling rigs. The drilling rig Linus has been operational with ConocoPhillips, since its redelivery from Seadrill in September 2022. In May 2024, Linus underwent its second SPS which lasted until the end of July 2024. The drilling rig Hercules was operating under a drilling contract with Galp Energia in Namibia until May 2024 and then was mobilizing to Canada to commence another drilling contract with Equinor. Hercules was drilling with Equinor from July 2024 until October 2024. Drilling contract revenues increased by 78% in the nine months ended September 30, 2024, compared to the same period in 2023, mainly because the drilling rig Hercules undertook an SPS and certain upgrades which lasted until June 2023, following its redelivery to us from Seadrill in December 2022.

Interest income - sales-type leases and leaseback assets
In the nine months ended September 30, 2024, sales-type leases interest income arose on nine container vessels on long term charters to MSC, two of which were sold in March 2024. In the nine months ended September 30, 2023, the Company had sales-type leases interest income on nine container vessels on long term charters to MSC and leaseback interest income from one VLCC which was reported as a leaseback asset until its disposal in August 2023. Interest income decreased due to the disposal of these vessels.

Profit share revenues
We have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby we earn a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. We recorded $5.5 million of profit share revenue under this arrangement in the nine months ended September 30, 2024 (nine months ended September 30, 2023: $0.0 million).

During the nine months ended September 30, 2024, we recorded $8.6 million from fuel saving arrangements relating to seven container vessels on charter to Maersk, due to the installation of scrubbers, and one scrubber-fitted car carrier on charter to Eukor Car Carriers Inc. (nine months ended September 30, 2023: $9.8 million relating to seven container vessels and one car carrier).

Loss/gain on sale of vessels

In the nine months ended September 30, 2024, a net loss of $17.0 thousand was recorded in relation to the disposal of two 5,800 TEU container vessels, MSC Margarita and MSC Vidhi, which were previously accounted for as sales-type leases. The vessels were delivered to MSC upon the exercise of a purchase obligation at the end of their charter period.

During the nine months ended September 30, 2023, a net gain of $18.7 million was recorded in relation to the disposal of two Suezmax tankers, Glorycrown and Everbright, two chemical tankers, SFL Elbe and SFL Weser and one VLCC, Landbridge Wisdom, previously on charter to Landbridge.

Operating expenses

	Nine months ended		Nine months ended
(in thousands of $)	September 30, 2024		September 30, 2023
Vessel and rig operating expenses	240,676	240,676	217,375
Depreciation	177,017		157,672
Vessel impairment charge	—		7,389
Administrative expenses	15,753		11,772
Total operating expenses	433,446		394,208

Vessel and rig operating expenses increased by $23.3 million in the nine months ended September 30, 2024, compared with the same period in 2023. The increase is mainly due to the drilling rig Hercules which has been operating under short-term drilling contracts, following the completion of its scheduled SPS in June 2023. In addition, the increase in operating expenses in the nine months ended September 30, 2024, compared to the same period in 2023, is due to the acquisition of four car carriers, two product tankers and two chemical tankers between September 2023 and August 2024. The above is slightly offset by the sale of two Suezmax tankers and two chemical tankers between March 2023 and June 2023.

Depreciation expense relates to vessels and rigs owned by the Company or vessels chartered-in under finance leases, that are not accounted for as investments in sales-type leases. The increase in depreciation of $19.3 million for the nine months ended September 30, 2024, compared to the same period in 2023, was mainly due to the acquisition of four car carriers, two product tankers and two chemical tankers between September 2023 and August 2024, as well as due to capitalized SPS costs and capital upgrades for the rig Hercules in June 2023 and for the rig Linus in July 2024. The above is slightly offset by the sale of two Suezmax tankers and two chemical tankers between March 2023 and June 2023.

In the nine months ended September 30, 2024, no impairment charge was recorded. In the nine months ended September 30, 2023, an impairment charge of $7.4 million was recorded on two chemical tankers prior to their disposal in April 2023 and June 2023.

Administrative expenses for the nine months ended September 30, 2024 increased by $4.0 million compared with the same period in 2023, mainly due to increased costs arising from business activities such as vessel acquisitions and financing, as well as investor relations and other sundry administrative costs.

Interest income

Total interest income decreased by $0.4 million for the nine months ended September 30, 2024, compared to the same period in 2023, mainly due to lower interest received on bank and short-term deposits.

Interest expense

Interest expense for the nine months ended September 30, 2024, was $134.6 million compared with $124.7 million for the nine months ended September 30, 2023. The increase in interest expense for the nine months ended September 30, 2024, compared to the same period in 2023, is due to new loans and lease debt financing obtained by the Company for the vessels purchased in 2023 and 2024 and the increased interest rates in the period for floating rate debt and refinanced fixed loans. Changes in interest related to the bonds are due to changes in foreign currency exchange rate, repayments and redemptions.

Other non-operating items

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2024	September 30, 2023
Loss on investments in equity securities	(352)	(518)
Interest and valuation gain on non-designated derivatives	1,019	758
Other financial items, net	(1,958)	(238)
Total other non-operating items	(1,291)	2

In the nine months ended September 30, 2024 total other non-operating items amounted to a loss of $1.3 million compared to a gain of $0.0 million in the nine months ended September 30, 2023. This movement is mainly affected by a loss on repurchase of bonds and extinguishment of debt, an increase in the allowance for expected credit losses and lower dividend income from NorAm Drilling.

Equity in earnings of associated companies

River Box Holding Inc. (“River Box”) holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company holds 49.9% ownership in River Box and is accounted for under the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen, the Company’s largest shareholder and a related party. The net income of the River Box group is included under “Equity in earnings of associated companies” during the nine months ended September 30, 2024 and September 30, 2023. The total equity in earnings of associated companies in the nine months ended September 30, 2024, was $2.1 million (nine months ended September 30, 2023: $2.2 million).

Tax expense

In the nine months ended September 30, 2024, we recorded a tax expense of $7.5 million which relates mainly to the operations of the harsh environment semi-submersible drilling rig Hercules in Namibia and in Canada.

Liquidity and Capital Resources

As of September 30, 2024, we had total cash and cash equivalents of $163.8 million and investments in equity securities of $4.6 million.

In the nine months ended September 30, 2024, we generated cash of $268.0 million net from operations, used $501.4 million net in investing activities and generated $231.7 million net from financing activities.

Cash flows provided by operating activities for the nine months ended September 30, 2024 increased to $268.0 million, from $262.2 million for the same period in 2023, mainly due to changes in operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $501.4 million in the nine months ended September 30, 2024, compared to $43.7 million in the same period in 2023. The increase in cash outflow used for investing activities for the nine months ended September 30, 2024 is primarily due to higher spending on vessel acquisitions, capital improvements, newbuilding installments and deposits. During the nine months ended September 30, 2024, cash outflows totaling $517.9 million mainly consisted of the purchase of two LR2 product tankers and two chemical tankers, newbuilding installments for two car carriers delivered during the period, installments for five container vessels under construction, capital upgrades for Hercules and costs incurred for the SPS and capital upgrades for Linus. In comparison, cash outflows totaling $200.8 million in the same period in 2023 mainly consisted of the SPS and capital upgrades for Hercules and newbuilding installments of four car carriers. Additionally, there was a decrease in cash inflows from vessel sales. During the nine months ended September 30, 2024, $12.0 million was received from the sale of two container vessels, compared to a cash inflow of $156.2 million from the sale of one VLCC, two Suezmax tankers and two chemical tankers in the comparable period in 2023.

Net cash provided by financing activities for the nine months ended September 30, 2024 was $231.7 million, compared to net cash used of $288.8 million in the same period in 2023. This cash inflow was primarily driven by $1,100.7 million from debt proceeds in the nine months ended September 30, 2024, compared to $811.5 million in the comparable period in 2023. Additionally, debt repayments amounted to $505.0 million in the nine months ended September 30, 2024, compared to $720.3 million in the same period in 2023. During the nine months ended September 30, 2024, a cash inflow of $96.3 million was generated from the issuance of 8,000,000 common shares at a public offering, whereas the same period in 2023, saw a $10.2 million cash outflow from share repurchases. Outflows relating to bond repurchases and redemptions totaled $130.7 million in the nine months ended September 30, 2024, compared to $205.8 million in the same period in 2023. Furthermore there was an increase in payments made for finance lease liabilities. In the nine months ended September 30, 2024, payments of $196.7 million were made compared to $40.0 million for the same period in 2023. The increase in payments was due to the Company's exercise of purchase options on three vessels, which were subsequently refinanced.

In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity, debt or hybrid securities from time to time.

The following table presents an overall summary of our borrowings as of September 30, 2024.

As of September 30, 2024
(in millions of $)	Outstanding balance
Unsecured borrowings:
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
8.875% senior unsecured sustainability-linked bonds due 2027	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	145.2
NOK750 million senior unsecured floating rate bonds due 2029	71.0
Total bonds	516.2
Lease debt financing	716.1
U.S. dollar denominated floating rate debt	1,243.6
U.S. dollar denominated fixed rate debt due 2026	147.8
Total borrowings	2,623.7
Finance lease liabilities	222.7
Finance lease liabilities in associated companies (1)	186.9
Total borrowings and lease liabilities	3,033.3

(1) This represents 49.9% of the finance lease liabilities in the associated companies within River Box.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of September 30, 2024, the Company was in compliance with all of the covenants under its long-term debt facilities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

SFL Corporation Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:
▪the strength of world economies and currencies;
▪inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company’s ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
▪prolonged or significant downturns in the tanker, dry-bulk carrier, container, car carrier and/or offshore drilling charter markets;
▪the volatility of oil and gas prices, which effects, among other things, several sectors of the maritime, shipping and offshore industries, including oil transportation, dry bulk shipments, oil products transportation, car transportation and drilling rigs;
▪a decrease in the value of the market values of the Company’s vessels and drilling rigs;
▪an oversupply of vessels, including drilling rigs, which could lead to reductions in charter hire rates and profitability;
▪any inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the potential difference in interests between or among certain of the Company’s directors, officers, key executives and shareholders, including Hemen Holding Limited, or Hemen, our largest shareholder;
▪the risks associated with the purchase of second-hand vessels;
▪the aging of the Company’s fleet which could result in increased operating costs, impairment or loss of hire;
▪the adequacy of insurance coverage for inherent operational risks, and the Company’s ability to obtain indemnities from customers, changes in laws, treaties or regulations;

▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;
▪the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns;
▪delays or defaults by the shipyards in the construction of our newbuildings;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsions;
▪cybersecurity threats and data security breaches;
▪governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance, or ESG, practices;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the EU, the United Nations or other governments against the Company or any of its subsidiaries;
▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪fluctuations in currencies and interest rates such as Norwegian Inter-Bank Offer Rate, or NIBOR, and Secured Overnight Financing Rate, or SOFR;
▪the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates may have on our floating interest rate debt instruments;
▪the volatility of prevailing spot market charter rates, which effects the amount of profit sharing payment the Company receives under charters with Golden Ocean Group Limited, or Golden Ocean, and other charters;
▪the volatility of the price of the Company’s common shares;
▪changes in the Company’s dividend policy;
▪the future sale of the Company’s common shares or conversion of the Company’s convertible notes;
▪the failure to protect the Company’s information security management system against security breaches, or the failure or unavailability of these systems for a significant period of time;
▪the entrance into transactions that expose the Company to additional risk outside of its core business;
▪difficulty managing planned growth properly;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
▪dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
▪the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
▪treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
▪being required to pay taxes on U.S. source income;
▪the Company potentially becoming subject to corporate income tax in Bermuda in the future;
▪the Company’s operations being subject to economic substance requirements;
▪the exercise of a purchase option by the charterer of a vessel;
▪potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
▪increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
▪the impact on the demand for commercial seaborne transportation and the condition to the financial markets and any noncompliance with the amendments by the International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by vessels, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and has applied to us since January 1, 2020;

▪the arresting or attachment of one or more of the Company’s vessels or rigs by maritime claimants;
▪damage to storage, receiving and other shipping inventories’ facilities;
▪impacts of supply chain disruptions and market volatility surrounding the impacts of the Russian-Ukrainian conflict and the developments in the Middle East;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency;
▪world events, political instability, international sanctions or international hostilities, including the developments in the Ukraine region and in the Middle East, including the conflicts in Israel and Gaza, the Houthi attacks in the Red Sea and potential physical disruption of shipping routes as a result thereof; and
▪other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as well as those described from time to time in the reports filed by the Company with the SEC.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the SEC, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: November 7, 2024

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Financial Officer